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EXHIBIT 20.08

               AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to Agreement and Plan of Merger is made and entered into the 18th day of September 2000, among EZCONNECT, INC., a Nevada corporation ("EZConnect"); EZCONNECT MERGER CO., a Nevada corporation ("Merger Sub"); and ENCORE WIRELESS, INC., a California corporation ("Encore"). EZConnect, Merger Sub and Encore are sometimes referred to herein individually as a "Party" and together as the "Parties."

                                 PREMISES

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger dated July 8, 2000, as amended by Amendment No. 1 thereto dated August 9, 2000 (collectively, the "Agreement");

WHEREAS, the sale to EZConnect of 316,456 shares of Encore common stock has been completed as provided in Section 1.01(a) of the Agreement, EZConnect has paid the purchase price for such shares through cash payments and the cancellation of promissory notes in the aggregate amount of $250,000, and Encore has issued and delivered the stock certificate for such shares; and

WHEREAS, the Parties desire to further amend the Agreement in the manner set forth herein;

                                AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree that the Agreement shall be amended as follows:

1. Any capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement. Unless otherwise provided to the contrary, all references to numbered articles and sections shall be deemed to refer to the corresponding articles and sections of the Agreement.

2. Section 1.01 is amended by inserting the following new section as 1.01(e) immediately following section 1.01(d):

(e) Concurrently with the execution of this Amendment EZConnect shall purchase an additional 126,582 shares of Encore common stock for a purchase price of $100,000, or $0.79 per share. The certificate representing the Encore shares so purchased shall be delivered against payment for the shares.

3. Section 1.03(a) is amended by deleting such section in its entirety and substituting the following therefore:

(a) The closing of the Merger (the "Closing") shall take place (i) at the offices of EZConnect at 2749 East Parleys Way, Suite 300, Salt Lake City, Utah 84109 at 5:00 P.M. local time, on October 17, 2000, or (ii) at such other place, time and/or date as EZConnect and Encore shall agree (the date of the Closing, the "Closing DateClosing Date "). Notwithstanding the foregoing, EZConnect may at its option extend the Closing Date to November 1, 2000 by purchasing an additional 63,291 shares of Encore Common Stock for a purchase price of $50,000, or $0.79 per share. EZConnect shall provide written notice to Encore of its intention to so extend the Closing Date not later than the close of business on October 10, 2000, in which event the purchase price for the additional shares shall be paid and the Encore stock certificates shall be delivered prior to the close of business on October 17, 2000.
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4.  Section 1.06(a) is amended by deleting such section in its entirety and substituting the following therefor:

(a) Conversion of Common Stock. On or before the Closing Date, Encore take all actions as may be required to convert its outstanding shares of preferred stock to Encore Common Stock and to cause any outstanding options, warrants or similar rights pertaining to any securities of Encore or its Subsidiaries to be converted into shares of Encore Common Stock (through exercise or otherwise) or terminated. Subject to the terms and conditions of this Agreement, each share of Encore Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held by EZConnect or any of its Subsidiaries (collectively, the "Excluded SharesExcluded Shares ")), and all rights in respect thereof, shall at the Effective Time, without any action on the part of any holder thereof, forthwith cease to exist and be converted into the right to receive the cash payment described below and that number of shares of newly designated EZConnect Series A Preferred Stock (the "EZConnect Preferred Stock") calculated by (ii) dividing 2,500,000(subject to adjustment as provided below) by the number of shares of Encore Common Stock outstanding on the Closing Date, excluding any shares held by EZConnect (the "Exchange Ratio"). The Exchange Ratio shall be expressed as a numeral carried out five decimal places. For purposes of illustration only, assuming there were 6,020,000 shares of Encore Common Stock outstanding on the Closing Date (excluding the shares held by EZConnect), each share of Encore Common Stock would be converted into the right to receive .41528 shares of EZConnect Preferred Stock (2,500,000 divided by 6,020,000 = .41528).

The cash payment to which each share of Encore Common Stock outstanding immediately prior to the Effective Time is entitled shall be calculated by dividing $250,000 by the number of Encore shares outstanding on the Closing Date, excluding any shares held by EZConnect.

In the event the 2,500,000 shares of EZConnect Preferred Stock to be issued to the Encore shareholders as provided above would constitute less than 20% of the Adjusted Fully Diluted Equity (as defined below) of EZConnect immediately following the Closing, such number of shares of EZConnect Preferred Stock shall be increased as necessary to constitute 20% of the Adjusted Fully Diluted Equity immediately following the Closing. For purposes of this section, Adjusted Fully Diluted Equity shall be calculated by adding the total number of outstanding shares of all classes and the total number of shares subject to outstanding stock options, whether vested or unvested, and subtracting from the total the number of EZConnect securities issued pursuant to Section 6.13 herein.

5. Section 1.06(b) is amended by deleting such section in its entirety and substituting the following therefor:

(b) Earn-out Provisions. Seventy-five percent (75%) of the shares of EZConnect Preferred Stock to be beneficially owned by Tod M. Turley and Kevin Hamilton pursuant to subparagraph (a) above, shall be placed in escrow with a mutually acceptable escrow agent (pursuant to a written escrow agreement) and shall be released from escrow based on the performance criteria set forth below. During the escrow period, Messrs. Turley and Hamilton shall be entitled to vote the shares held in escrow. One-half the shares placed in escrow shall be "earned-out" based on Encore achieving a minimum number of subscribers (the "Subscriber Base Shares") and one-half of the shares placed in escrow shall be "earned-out" based on the continued active involvement of Messrs. Turley and Hamilton with the growth and development of the combined companies (the "Continued Growth Shares"). The Subscriber Base Shares and the Continued Growth Shares shall be released from escrow as follows:
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 (i) the Subscriber Base Shares shall be released to Messrs. Turley and
Hamilton (in equal amounts) at such time as Encore has achieved a subscriber base of 15,000 active mobile identification numbers ("MINS"), which MINS were acquired in the ordinary course of Encore's business consistent with past practice; it being understood that the Encore shareholders shall not be given credit for any MINS acquired at a margin significantly lower, or a cost significantly higher, than the market conditions prevailing at the time any such MINS were acquired; provided, that except as provided below, if Encore has not achieved 15,000 such MINS by that date that is nine (9) months from the Closing Date (the "MINS Measurement Date"): (x) the escrow shall terminate with respect to the Subscriber Base Shares and Messrs. Turley and Hamilton shall receive an aggregate number of Subscriber Base Shares (divided between them in equal amounts) calculated by multiplying the number of Subscriber Base Shares held in escrow by a fraction, the numerator of which is the number of such MINS on the MINS Measurement Date and the denominator of which is 15,000, and (y) the balance of the Subscriber Base Shares shall be cancelled and returned to the status of authorized and unissued shares. In the event Encore is unable to operate its business in the ordinary course due to war, invasion, hostilities, riots, rebellion, insurrection, seizure, confiscation by order of any government or public authority, or any event of similar magnitude that is beyond the control of Encore, the MINS Measurement Date shall be extended for a number of days equal to the number of days Encore is prevented operating its business due to the occurrence of such event.

 (ii) the Continued Growth Shares shall be released to Messrs. Turley and Hamilton as follows: (x) one-half of the Continued Growth shares shall be released to Messrs. Turley and Hamilton (in equal amounts) on that date which is one year from the Closing Date; and (y) one-twelfth of the Continued Growth Shares remaining in escrow after delivery of the shares contemplated by subparagraph (x) shall be released to Messrs. Turley and Hamilton (in equal amounts) on the last day of each of the twelve calendar months occurring after the first anniversary of the Closing Date; in each case subject to forfeiture based on the following described events. If either Mr. Turley or Mr. Hamilton should voluntarily terminate his employment with EZConnect, or if EZConnect should terminate either of such persons employment as a result of a material breach by such persons of the terms of their respective employment agreements, all shares held in escrow for the person whose employment is terminated, on the date such employment is terminated, shall be cancelled and returned to the
status of authorized and unissued shares.   If the employment of either Mr.
Turley or Mr. Hamilton should be terminated under circumstances giving rise to the cancellation of the shares held for him in escrow, the shares remaining in escrow shall be released to the person whose employment is continuing in accordance with the above schedule.

6. Section 1.06(c) is amended by deleting such section in its entirety and substituting the following therefor:

The Designation of Rights, Privileges and Preferences of the EZConnect Preferred Stock, which is attached as Exhibit "A" to the Agreement shall be amended prior to the Closing Date to: (i) reduce the amount of the liquidation preference to $3.40 per share; (ii) provide that the liquidation preference is applicable in the event of a sale of EZConnect; and (iii) change the date on which the EZConnect Preferred Stock shall automatically be converted to EZConnect common stock to October 17, 2003.

7. Section 4.03 of the Agreement is amended by inserting the following new sentence at the end of such section:



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Notwithstanding the foregoing, subject to applicable federal and state securities laws and regulations, Encore shall not be precluded from discussing with third parties the potential sale of securities of EZConnect prior to the consummation or termination of the transactions contemplated by this Agreement.

8. The Agreement is amended by deleting Section 4.05 thereof in its entirety and substituting the following therefor:

Section 4.05 Limit on Encore Business Transactions. Notwithstanding any provision to the contrary contained herein, during the period from the execution of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement, Encore shall not, without the prior written consent of EZConnect, which consent shall not be unreasonably withheld, enter into any agency agreement or any other agreement involving total payments of $20,000 or more over the term of such agreement. In the event EZConnect fails to respond to any Encore request for consent under this subparagraph within 48 hours, it shall be deemed to have consented to the agreement with respect to which consent was being requested. In addition, Encore shall not, without the prior written consent of EZConnect, take any action that would be inconsistent in nature or amount with the expenditures set forth in the Encore Budget through September 2000.

9. Section 5.05 of the Agreement is amended by inserting the following new sentence at the end of such section:

Commencing with the Closing Date and continuing for as long as Tod Turley is the owner of shares representing not less than 5% of the total voting power of EZConnect's outstanding securities, Mr. Turley shall be invited to attend all meetings of the Board of Directors as a guest and shall be provided with copies of the written materials provided to the EZConnect directors from time to time, subject to Mr. Turley's execution of an appropriate non-disclosure agreement.

10. Article V of the Agreement is amended by inserting the following new sections 5.11 and 5.12 immediately after existing section 5.10:

Section 5.11 Encore Obligation to Purchase Intellectual Property. In the event the transactions contemplated by this Agreement are not completed and this Agreement is terminated, upon notice from EZConnect provided not later than ninety (90) days following the termination date of this Agreement, Encore shall be required to purchase EZConnect's intellectual property, trade secrets and contract rights (including prospect and customer lists), to the extent assignable, pertaining to EZConnect's wireless Internet convergent services business plan for an amount equal to the amounts paid to or invested in Encore by EZConnect from and after the date of this Amendment No. 2, specifically including the $100,000 investment provided for in Section 1.01(e) and the $50,000 investment provided for in Section 1.03(a), up to a maximum payment of $150,000. Payment shall be made by Encore in the form of a non-interest bearing promissory note due and payable in a lump sum twelve (12) months from the termination date of this Agreement. The note will be secured by the intellectual property, trade secrets and contract rights so conveyed to Encore and shall be subordinated to any senior debt of Encore.

Section 5.12 Encore Option to Repurchase Encore Stock. In the event the transactions contemplated by this Agreement are not completed and this Agreement is terminated, Encore shall have the right for a period of ninety
(90) days' following the termination date of this Agreement to repurchase all or any portion of the shares of Encore Common Stock owned by EZConnect for a

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cash purchase price equal to the amount paid by EZConnect for such shares
(i.e. $0.79 per share).

11. Section 6.05 of the Agreement is amended by deleting such section in its entirety and substituting the following therefor:

Section 6.05 Employment Agreements. The employment agreements entered into by EZConnect with each of Tod M. Turley and Kevin Hamilton, which are attached as Exhibits "C-1" and "C-2" to the Agreement, shall be amended prior to the Closing Date to: (i) extend the Probation Period (as defined therein) through the Closing Date; (ii) specify reasonably achievable management business objectives which are conditions to the quarterly vesting of the stock options granted under such agreements; and (iii) amend the non-competition provision to generally prohibit direct competition with the Company in the private label wireless industry in any geographic market in which the Company is conducting operations for a period of one year following the termination of such employment agreements (except in the cases of termination without cause or termination by the executive for good reason), which non-competition provision shall be substantially identical to the non-competition provision contained in the revised employment agreement of J. Greg Spencer with EZConnect.

12. Section 6.07 of the Agreement is amended by deleting such section in its entirety.

13. Article VI is amended by adding the following new sections 6.13 and 6.14 immediately after existing section 6.12:

Section 6.13 Additional Funding at Closing. On or prior to the Closing Date, EZConnect shall have received not less than $1,000,000 from the sale of additional equity securities. The equity securities to be sold by EZConnect shall not have liquidation preferences greater than the EZConnect Series A Preferred Stock on the Closing Date.

Section 6.14 Opinion of Counsel. EZConnect shall deliver at Closing a legal opinion as to the capitalization of EZConnect on the Closing Date, which shall address the authorized capital of the Company, the number of issued and outstanding shares of common and preferred stock, the number of outstanding stock options and similar rights to acquire additional securities in the future, and the number of shares reserved for issuance in the future.

14.  The Agreement is amended by deleting Section 7.10 in its entirety.

15. Section 7.14 of the Agreement is amended by deleting such section in its entirety and substituting the following therefore:

Section 7.14 Changes in Encore Payment Terms. The Encore vendors described below shall have consented in writing to change Encore's trade credit arrangements to terms not less favorable to Encore than those described below, which agreements shall not cause Encore to provide more than $300,000 in additional security to such vendors: (a) Sprint Spectrum LP: "net 10 days,"
(b) Focus Affiliates, Inc. and any other material supplier of equipment to
Encore: "net 30 days," and (c) any vendor providing material billing, sales and customer support services to Encore (other than Martin Dawes Technologies, Ltd.): "net 30 days." Any additional security required to be provided by Encore to such vendors (within the limits described above) in order to achieve the payment terms described above, shall be provided by EZConnect at or within thirty days after the Closing Date.


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16.  Section 8.01 of the Agreement is amended by deleting such section in its entirety and substituting the following therefor:

Section 8.01 Termination. This Agreement may be terminated at any time before the Effective Time (except as otherwise provided) as follows:

(a)  by mutual written consent of each of EZConnect and Encore;

(b) by any Party, if the Effective Time shall not have occurred by the close of business on October 17, 2000 Termination Dateand EZConnect has not extended the Closing Date in the manner provided in Section 1.03(a) or, if Closing Date has been so extended by EZConnect, if the Effective Time shall not have occurred by the close of business on November 1, 2000 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c) by any Party, if a Governmental Entity shall have issued an order, decree or injunction having the effect of making the Merger illegal or permanently prohibiting the consummation of the Merger, and such order, decree or injunction shall have become final and nonappealable (but only if such Party shall have used its reasonable best efforts to cause such order, decree or injunction to be lifted or vacated);

(d) by any Party if (i) there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 10 days after written notice thereof shall have been received by the Party alleged to be in breach;

(e) by EZConnect if the Encore shareholders fail to approve this Agreement and the Merger in the manner required by the California Corporations Code;

(f) by Encore if approval of this Agreement and/or the Merger by the EZConnect shareholders is required by the NRS and such approval is not obtained;

(g) by Encore if EZConnect should enter into an EZConnect Acquisition Transaction not approved by Encore in the manner provided in Section 4.04;

(h) by Encore if the receipt of the EZConnect Preferred Stock is determined to be taxable to the Encore shareholders as provided in Section 5.10; and

(i) by EZConnect at any time during the twenty (20) day period following the date of this Amendment No. 2 if it reasonably concludes that the facts and circumstances surrounding the agreement between Encore and Martin Dawes Technologies, Ltd. pose a material liability or risk to Encore.

17. Sections 9.06(i) and (ii) of the Agreement are amended by deleting such sections in their entirety and substituting the following therefor:

(i) "Encore Material Adverse EffectAbacus Material Adverse Effect# " means any change in or effect (x) that is or will be materially adverse to the business, results of operations, or financial condition of Encore and its Subsidiaries taken as a whole, or (y) that will prevent or materially impair Encore' ability to consummate the Merger, provided that an Encore Material Adverse Effect shall not include (xxx) changes or effects relating to economic

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conditions or financial markets in general or the wireless communications industry in general, (yyy) the payment of salaries to Tod Turley and Kevin Hamilton subsequent to the date of this Agreement in amounts not greater than those forth in the Encore Budget for the period through September 2000, or
(zzz) the fact and circumstances surrounding the agreement between Encore and Martin Dawes Technologies, Ltd. if EZConnect does not exercise its right to terminate this Agreement as a result thereof within twenty (20) days following the date of this Amendment No. 2.

(ii) "EZConnect Material Adverse Effect Alphabet Material Adverse Effect& " means any change in or effect (x) that is or will be materially adverse to the business, results of operations or financial condition of EZConnect and its Subsidiaries taken as a whole, or (y) that will prevent or materially impair EZConnect's ability to consummate the Merger or to issue shares of EZConnect Common Stock in accordance with the terms hereof, provided that an EZConnect Material Adverse Effect shall not include (vvv) changes or effects relating to economic conditions or financial markets in general or the wireless communications industry in general, (www) changes in EZConnect's business plan and nature of operations consistent with those disclosed in the EZConnect Disclosure Schedules, (xxx) the issuance of additional equity or debt securities of EZConnect to fund the obligations of EZConnect under this Agreement, (yyy) the restructuring of EZConnect's capitalization as outlined in Exhibit "A" to this Amendment No. 2, or (zzz) the departure from EZConnect of one of its senior executive officers. A decline in the stock market price of the shares of EZConnect Common Stock in and of itself shall not be deemed an "EZConnect Material Adverse Effect."

18. Except as expressly provided herein, the Agreement shall be unchanged and shall continue in full force and effect.

19. EZConnect waives any breach by Encore of Section 4.03 of the Agreement arising as a result of Encore's discussions with potential investors during the period from September 15, 2000 through September 22, 2000.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to the Agreement to be executed by their respective officers, thereunto duly authorized, as of the date first above written.

EZConnect:
EZConnect, Inc., A Nevada Corporation
By: /S/ J. Greg Spencer
Its: President

Encore:
Encore Wireless, Inc., A California Corporation
By: /S/ Tod M. Turley
Its: President

Merger Sub: EZConnect Merger Co., A Nevada Corporation
By: /S/ J. Greg Spencer
President